IAMGOLD REAFFIRMS LONG-TERM PRODUCTION GUIDANCE FOR WESTWOOD AND FILES NI 43-101 TECHNICAL REPORT

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, August 5, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the Company has filed a National Instrument 43-101 ("NI 43-101") Technical Report ("Technical Report") on the Feasibility Study ("Study", or "FS") for its 100%-owned underground Westwood Gold Mine ("Westwood"), located in Quebec, Canada, with an effective date of April 30, 2020. The results of the FS are in-line with expectations and the Company re-affirms long-term production guidance ("Production Guidance") originally disclosed in December 2019 (see news releases dated December 12, 2019 and May 4, 2020).

The Company is also providing an updated Mineral Reserve and Mineral Resource estimate that reflects modified mining methods and operational assumptions, derived from ongoing operating experience at Westwood.

Over the past year, the Company had undertaken a comprehensive review of the technical and economic viability of Westwood that included preferred mining methods, mineral processing, and operational practices, with the overall objective of improving economic returns and establishing an achievable pathway to a safe and profitable long-life underground mine.

"The long term Production Guidance establishes an achievable operational base case foundation, built upon conservative assumptions, and positions the asset for long-term safe and profitable exploitation," commented Gordon Stothart, IAMGOLD President and CEO. "We have adopted a cautious and empirical based approach that reflects current operational reality, with significant opportunities to improve on the base case. Additionally, given significant mill capacity availability, we are actively pursuing a 'hub-and-spoke' strategy at Westwood that could bring regional exploration value forward from assets like the recently acquired Fayolle Property and the optioned Rouyn Gold Project, and enhance the overall value of Westwood with incremental production growth from supplementary feed."

As is typical for underground operations, and supported by reasonable assumptions in-line with historical operating experience, the Company continues to work on converting its significant underground mineral resources to mineral reserves over time. The revised production profile established by the Production Guidance in December 2019 underpinned the Westwood impairment charge referenced in the full-year 2019 results release (see news release dated February 19, 2020).

The Study was completed by IAMGOLD, with inputs from technical studies completed by other consultants. The Technical Report can be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

MINERAL RESOURCES

Total attributable Measured and Indicated Resources (inclusive of Reserves) increased by 6% to 1.557 million ounces grading 10.2 g/t Au. Total attributable Inferred Resources increased by 4% to 1.771 million ounces grading 8.6 g/t. Gold price assumptions were maintained at $1,200 per ounce gold price for estimating underground resources, and $1,500 per ounce for estimating the Grand Duc open pit resources.

Table 1 – Westwood Mineral Resources (100% Basis)							
		As at April 30, 2020			As at December 31, 2019		
Classification		Tonnes (000s)	Grade (Au g/t)	Contained (Au koz)	Tonnes (000s)	Grade (Au g/t)	Contained (Au koz)
Measured	Westwood	941	13.3	402	925	12.1	359
	Grand Duc	--	--	--	--	--	--
Indicated	Westwood	2,777	12.6	1,122	3,064	10.9	1,074
	Grand Duc	1,046	1.0	33	1,069	1.0	34
Total M&I		4,764	10.2	1,557	5,058	9.0	1,467
Inferred	Westwood	5,771	9.5	1,754	5,493	9.5	1,679
	Grand Duc	613	0.9	17	681	0.9	19
Total Inferred		6,384	8.6	1,771	6,174	8.6	1,698

Notes:
1. CIM (2014) definitions were followed for Mineral Resources.
2. Underground mineral Resources are estimated at a cut-off grade of 5.5 g/t Au over a minimum width of 2.4 metres;
   Grand Duc open pit Mineral Resources are estimated at a cut-off grade of 0.44 g/t Au (pit shell $1,500/oz).
3. Underground Mineral Resources are estimated using an average long-term gold price of $1,200/oz and exchange rate of 1.25.
4. Mineral Resources are inclusive of Mineral Reserves.
5. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6. Numbers may not add due to rounding.

MINERAL RESERVES

Total attributable Reserves decreased by 48% to 0.618 million ounces grading 7.1 g/t Au. While overall Mineral Resources have remained largely unchanged, Mineral Reserves were impacted primarily by more conservative geotechnical assumptions related to specific zones located in higher seismic risk areas.

Table 2 – Westwood Mineral Reserves (100% Basis)							
		As at April 30, 2020			As at December 31, 2019		
Classification		Tonnes (000s)	Grade (Au g/t)	Contained (Au koz)	Tonnes (000s)	Grade (Au g/t)	Contained (Au koz)
Proven	Westwood	105	7.2	24	1,196	8.1	313
	Grand Duc	--	--	--	--	--	--
Probable	Westwood	2,030	8.8	575	3,491	7.6	851
	Grand Duc	563	1.1	19	582	1.1	20
Total Reserves		2,698	7.1	618	5,269	7.0	1,184

Notes:
1. CIM (2014) definitions were followed for Mineral Reserves.
2. Mineral Reserves estimated assuming underground mining methods for Westwood and open pit mining for Grand Duc.
3. Underground Mineral Reserves are estimated at a cut-off grade of 5.5 g/t over a minimum width of 2.4 metres.
4. Underground Mineral Reserves are estimated using an average long-term gold price of $1,200/oz.
   An economic cut-off grade of 0.56 g/t Au at a gold price of $1,500/oz and an exchange rate of 1.25 is applied for Grand Duc Mineral Reserves.
5. Mineral Reserves as of April 30, 2020 include a dilution between 46-99% at a grade of 0.5 g/t.

6. Mine recovery used for Mineral Reserves as of April 30, 2020 varies between 59%-89%.
Grand Duc Mineral Reserves as of April 30, 2020 include a dilution of 10% with a planned recovery of 100%.
7. Gold recovery is estimated to be 92.6% for Westwood underground and 89.0% for Grand Duc.
8. Numbers may not add due to rounding.

MINING METHOD

Long-hole open stoping ("LHOS") is the primary mining method used at Westwood. Stopes are approximately 25 to 30 metres high with a strike varying from 12 to 15 metres in length. The mining width depends on the true width of the mineralization, lens configuration and geotechnical constraints applied to the area, with a minimum mining width of 2.4 metres. Access to production stopes is typically either transverse or longitudinal, with short longitudinal retreat utilized for reducing delays associated to rehabilitation and exposure to induced stress.

Historically, mining has been carried out using bottom-up LHOS methods, either in a pillarless or in a primary and secondary stope configuration. In areas of higher seismic risk the Company intends to utilize underhand LHOS (top to bottom) for better induced stress management. As a result, depending upon the area, either underhand LHOS or bottom-up LHOS mining methods are employed.

FUTURE WORK

The Company continues to advance various geomechanical studies to minimize uncertainty of mineral reserve and resource extraction, and to improve operational reliability of mining in adverse ground conditions. This includes utilization of a geotechnical stress model to identify areas of potential poor ground conditions. The Company continues to closely work with third party consultants with experience in seismically active, narrow-vein underground mines to further reduce geotechnical risk associated with mining and development at Westwood. An oversight committee comprised of subject matter experts has been established which continuously evaluates measures, controls and procedures associated with ground control management, with the intention of maximizing safety and mine recovery in higher risk areas.

HUB-AND-SPOKE DISTRICT MODEL

As noted above, the Company continues to utilize excess mill capacity at Westwood with supplemental material feed from the adjacent Grand Duc open pit satellite deposit. The deposit is anticipated to provide ore feed at a rate of 40,000 tonnes per month until mid-2021 at grades of ~1.0 g/t Au.

Taking into consideration the long-term Production Guidance, the Company recognizes significant opportunity to realize incremental value from excess mill capacity by pursuing a regional "hub-and-spoke" district strategy. The objective is to provide supplemental mill feed from properties within trucking distance of the Westwood mill.

In this context, the Company is focusing its regional exploration and development efforts on the newly acquired Fayolle Property located ~35 km northeast of Rouyn-Noranda, Quebec, and the optioned Rouyn Gold Project, located ~4 km south of Rouyn-Noranda, Quebec. Both of these properties have the potential to provide additional feed to the Westwood mill, following the anticipated depletion of the Grand Duc deposit in mid-2021.

IAMGOLD intends to continue with its extensive regional exploration initiatives to identify the most value accretive sources of incremental feed to maximize value from excess mill capacity at Westwood.

Technical Information and Qualified Person/Quality Control Notes

The Mineral Resource and Reserve estimates contained in this news release have been prepared in accordance with NI 43-101. The "Qualified Person" responsible for the resource estimate contained herein is Mr. Donald Trudel, P.Geo., senior geologist, Westwood Mine. The "Qualified Person" responsible for the underground reserve estimate contained herein is Mr. Mauril Gauthier, P.Eng., senior mine engineer. The "Qualified Person" responsible for the open pit reserve estimate contained herein is Mr. Philippe Chabot, P.Eng., Director mining, Technical services at Longueuil. The "Qualified Person" responsible for the information concerning exploration sites is Marie-France Bugnon, P. Geo., General Manager Exploration.

The information in this news release was reviewed and approved by Daniel Vallieres, Vice President, Operations Services for IAMGOLD.

All the above individuals are employees of IAMGOLD and considered Qualified Persons, as defined by NI 43-101 for the technical information reported on. IAMGOLD Qualified Persons are not independent of IAMGOLD and have reviewed and approved this news release. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified Persons have verified the data disclosed, and data underlying the information or opinions contained herein.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All Mineral Reserve and Mineral Resources estimates reported by the Company were estimated in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i) the estimated amount and grade of Mineral Resources and Mineral Reserves;

(ii) the FS representing a viable development option for the Project;

(iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

(iv) the estimated amount of future production, both produced and metal recovered; and,

(v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i) the presence of and continuity of metals at the Westwood mine at estimated grades;

(ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results;

(iii) the capacities and durability of various machinery and equipment;

(iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

(v) currency exchange rates;

(vi) metals sales prices and exchange rate assumed;

(vii) appropriate discount rates applied to the cash flows in the economic analysis;

(viii) tax rates and royalty rates applicable to the proposed mining operation;

(ix) the availability of acceptable financing under assumed structure and costs;

(x) anticipated mining losses and dilution;

(xi) reasonable contingency requirements;

(xii) success in realizing proposed operations;

(xiii) receipt of permits and other regulatory approvals on acceptable terms; and

(xiv) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks, the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2019 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html). IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

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